A 3/13/14
ICW

14046992

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8-01523

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM / DD / YY) AND ENDING 12/31/2013 (MM / DD / YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Southwest Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

325 N. St. Paul Street, Suite 800
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David A. Commons 214 953-4000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name -- *if individual, state last, first, middle name*)

2001 Ross Avenue, Suite 1800	Dallas		75201
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 04 2014
REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

DD
3/20/14

OATH OR AFFIRMATION

I, David A. Commons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FirstSouthwest Company, as of December 31 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

NOTARY PUBLIC STATE OF TEXAS
DANA S. JUERGENSEN
My Commission Expires
September 21, 2015

Signature

Chief Financial Officer, SVP
Title

Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Southwest Company
Index
December 31, 2013

pwc

Independent Auditor's Report

To the Board of Directors of First Southwest Company

We have audited the accompanying statement of financial condition of First Southwest Company (the "Company") as of December 31, 2013.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of First Southwest Company at December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 28, 2014

PricewaterhouseCoopers LLP, 2001 Ross Avenue, Suite 1800, Dallas, Texas 75201
T: (214) 999 1400, F: (214) 754 7991, www.pwc.com/us

First Southwest Company
Statement of Financial Condition
December 31, 2013 (in thousands except share and per share amounts)

Assets		
Cash and cash equivalents	$	3,778
Receivable from brokers, dealers, and clearing organizations		252,639
Receivable from customers, net		155,442
Marketable securities		37,885
Deferred tax asset, net		2,866
Furniture, equipment, and leaseholds, net		8,733
Goodwill		7,008
Intangible assets, net		8,013
Investment banking receivables and deferred costs, net		3,394
Other assets		14,469
Total assets	$	494,227
Liabilities and Stockholder's Equity		
Drafts payable	$	6,365
Short-term bank loans		97,400
Payable to brokers, dealers, and clearing organizations		129,678
Payable to customers		104,578
Accrued compensation		20,684
Payable to affiliates		1,702
Other liabilities and deferred credits		6,537
Total liabilities		366,944
Commitments and contingencies (*Note 17*)		
Stockholder's equity		
Common stock, $.01 par value – 500 shares authorized, issued, and outstanding		-
Additional paid-in capital		122,856
Retained earnings		4,427
Total stockholder's equity		127,283
Total liabilities and stockholder's equity	$	494,227

See accompanying notes.

1. Organization and Nature of Business

First Southwest Company (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges, the Securities Investor Protection Corporation, and the Financial Industry Regulatory Authority.

The Company is a wholly owned subsidiary of First Southwest Holdings, LLC (Holdings), which is a wholly owned subsidiary of PlainsCapital Bank, which is a wholly owned subsidiary of PlainsCapital Corporation (Plains), which is a wholly-owned subsidiary of Hilltop Holdings, Inc. (Hilltop). The Company is a diversified investment banking firm and provides public finance advisory services, capital markets activities, and correspondent clearing services.

2. Acquisition

After the close of business on November 30, 2012, Hilltop acquired Plains (Hilltop acquisition) in a stock and cash transaction. The Hilltop acquisition was accounted for using the purchase method of accounting, and accordingly, purchased assets, including identifiable intangible assets, and assumed liabilities were recorded at their respective acquisition date fair values. The Company initially recorded $6.4 million of goodwill in connection with the Hilltop acquisition, representing the inherent long-term value expected from the business opportunities created from combining Plains with Hilltop. The amount of goodwill recorded in connection with the Hilltop acquisition is not deductible for tax purposes. Hilltop used significant estimates and assumptions to value the identifiable assets acquired and liabilities assumed. During the three months ended March 31, 2013, the Company increased goodwill by $.6 million as a result of finalization of the allocation of the purchase price among the companies acquired.

3. Significant Accounting Policies

Basis of Presentation

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States. Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities Transactions

All principal securities transactions are accounted for on a trade date basis. Customer securities transactions are recorded on a settlement date basis.

Marketable securities are held to facilitate principal transactions with customers and are carried at fair value.

Investment Banking and Advisory Services

The Company provides for estimated losses on receivables based on management's evaluation of specific credit risks and historical experience related to such activity. At December 31, 2013, the Company's allowance was $11,000.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include cash on hand, cash in depository accounts with other financial institutions, and money market investments with original maturities of 90 days or less.

Receivables from and Payables to Brokers, Dealers, and Clearing Organizations
Receivables from brokers, dealers, and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("securities failed to deliver"), securities borrowed, securities inventory financed for correspondents, receivables from clearing organizations, and net receivables/payables arising from unsettled trades. Payables to brokers, dealers, and clearing organizations include amounts for securities not received by the Company from a seller by the settlement date ("securities failed to receive"), securities loaned, correspondent deposits, correspondent short securities positions, commissions payable to correspondents, and payables to clearing organizations.

Derivative Financial Instruments
Derivative financial instruments arise from the execution of forward purchase commitments of mortgage-backed securities with certain clients that allow those clients to make mortgage loans at agreed-upon rates. The Company hedges the interest rate risk generated by the forward purchase commitments by executing forward sales of to-be-announced mortgage-backed securities (TBA). The amount hedged is influenced by the Company's estimated ratio of the forward purchase commitments that will not be securitized into mortgage-backed securities as part of the program (fallout rate). The Company uses historical experience, changes in interest rates, and other factors to determine the fallout rate. While both the forward purchase commitments and TBAs meet the definition of a derivative under the provisions of the Derivatives and Hedging Topic of the ASC, they do not qualify for hedge accounting.

While the derivatives do not qualify for hedge accounting, the Company mitigates interest rate risk and volatility in reported earnings by selling the TBAs with characteristics similar to the forward purchase commitments of mortgage-backed securities. Derivatives are recorded in other assets or other liabilities and deferred credits at estimated fair value in the Company's statement of financial condition.

Furniture, Equipment, and Leaseholds
Furniture, equipment and leaseholds are carried at cost, net of accumulated depreciation and amortization. Depreciation of furniture and equipment is provided using a straight-line method over the estimated useful life of the asset ranging from three to seven years. Leaseholds are amortized on a straight-line basis over the life of the related lease, or the estimated useful life if shorter, ranging from one to fourteen years.

Goodwill and Intangible Assets
Goodwill represents the excess of the fair value of the net assets of the Company over the cost to acquire the Company. Goodwill is evaluated for impairment on an annual basis, or as indicators of impairment arise.

Intangible assets are acquired assets that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset, or liability. The Company's intangible assets are all considered definite-lived and relate to customer relationships and trade name. Intangible assets are amortized over their estimated useful lives, either on a straight-line or an accelerated basis. Intangible assets are evaluated for impairment on an annual basis or as indicators of impairment arise.

Loans Collateralized by Securities and Allowance for Losses
The Company clears securities transactions for its customers and for various correspondent broker-dealers on a fully disclosed basis. The Company extends margin credit to customers and correspondents subject to various regulatory and internal margin requirements. The loans are collateralized by securities in the customer's account. These margin-related transactions may expose the Company to credit risk in the event assets are not sufficient to cover losses the customer or correspondent may incur. The Company provides for estimated losses on margin loans, based on management's evaluation of known and inherent risks in such loans, including nature of collateral, market conditions, economic outlook, and other factors. At December 31, 2013, the Company's allowance was $148,000 which is recorded in receivable from customers, net.

Income Taxes
The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates in the years in which those temporary differences are expected to be recovered or settled. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more-likely-than-not that some portion of the deferred tax asset will not be realized.

Benefits from uncertain tax positions are recognized in the statement of financial condition only when it is more-likely-than-not that the tax position will be sustained upon examination by the appropriate taxing authority having full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of cumulative benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold are recognized in the reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold are derecognized in the reporting period in which that threshold is no longer met. The Company has not recorded any liability for uncertain tax positions.

Drafts Payable
Drafts payable represent amounts drawn by the Company against a bank and sight overdrafts under a sweep agreement with a bank.

Securities Lending Activities
Securities borrowed and securities loaned transactions are generally reported as collateralized financing except where letters of credit or other securities are used as collateral. Securities borrowed and securities loaned are included in amounts receivable from and payable to brokers, dealers, and clearing organizations, respectively. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other assets in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Loss Contingencies
Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

Offsetting Asset and Liabilities
In December 2011, the Financial Accounting Standards Board (FASB) amended the Balance Sheet Topic of the ASC to require enhanced disclosures about the nature and effect or potential effect of an entity's rights of setoff associated with its financial and derivative instruments. In January 2013, the FASB issued an update to the amendments, which narrowed the scope of the financial instruments for which the enhanced disclosures are applicable. The amendments became effective for the Company on January 1, 2013, and its adoption did not have a significant effect on the Company's statement of financial position. See Note 9 to the statement of financial condition for the disclosures required by this Topic.

Subsequent Events
The Company has evaluated events and transactions occurring from January 1, 2014 through February 28, 2014, the date the statement of financial condition was available to be issued, for potential recognition or disclosure in the statement of financial condition. No subsequent events were identified.

4. Cash and Securities Segregated for Regulatory Purposes

At December 31, 2013, the Company was not required to segregate cash and securities in a special reserve account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934 (the Act). Also at December 31, 2013, the Company was not required to segregate cash or securities in a special reserve account for the benefit of proprietary accounts of introducing brokers under the Proprietary Accounts of Introducing Broker-Dealers (PAIB) rule.

5. Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2013, include the following:

(in thousands)		
Receivable from		
Securities borrowed	$	107,365
Correspondents		133,322
Securities failed to deliver		7,160
Clearing organizations		4,698
Due from dealers		94
	$	252,639
Payable to		
Securities loaned	$	74,913
Correspondents		44,852
Securities failed to receive		5,523
Clearing organizations		4,390
	$	129,678

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by the Company on the settlement date. All securities failed to deliver or failed to receive were settled, canceled, or corrected subsequent to December 31, 2013 with no material effect on the Company's statement of financial condition.

6. Receivable From and Payable to Customers

The amounts receivable from and payable to customers represent balances resulting from normal cash and margin transactions. Securities owned by customers and held as collateral for receivables from customers and securities sold short by customers are not reflected in the Company's statement of financial condition. The Company pays interest at rates that fluctuate with market rates (0.05% at December 31, 2013) on customer funds held for reinvestment. Included in payable to customers at December 31, 2013, is $47.6 million of funds held for reinvestment.

7. Marketable Securities

Marketable securities owned and securities sold, not yet purchased, at December 31, 2013, which are carried at fair value, include the following:

(in thousands)		Owned		Sold, Not Yet Purchased
Municipal bond obligations	$	34,312	$	46
Corporate equity securities		33		-
Corporate bond obligations		2		-
U.S. government and government agency obligations		3,538		-
	$	37,885	$	46

Securities sold, not yet purchased are included in other liabilities and deferred credits.

8. Derivative Financial Instruments

The Company uses forward purchase and sales commitments to facilitate customer transactions and as a means to manage risk in certain inventory positions.

The Company participates in programs in which it issues forward purchase commitments of mortgage-backed securities to certain clients and sells TBAs as described in Note 3. The fair values of both the forward purchase commitments and the TBAs are recorded in other assets or other liabilities, as appropriate.

Derivative positions at December 31, 2013, are shown below :

(in thousands)	**Notional Amount**	**Estimated Fair Value**
Forward purchase commitments	$ 236,305	$ (109)
Forward sale commitments	220,500	905

9. Offsetting in Statement of Financial Condition

Certain financial instruments, including resale and repurchase agreements, securities lending arrangements, and derivatives, may be eligible for offset in the statement of financial condition and/or subject to master netting arrangements or similar agreements.

The following tables present the assets and liabilities subject to an enforceable master netting arrangement, repurchase agreements, or similar agreements with offsetting rights at December 31, 2013:

(in thousands)	Gross Amounts of Recognized Assets	Gross Amounts Offset In the Statement of Condition	Net Amounts of Assets Presented in the Statement of Condition	Gross Amount Not Offset in the Statement of Condition: Financial Instruments	Gross Amount Not Offset in the Statement of Condition: Cash Collateral Received	Net Amount
Securities borrowed						
Institutional counterparties	$ 107,365	$ -	$ 107,365	$ (107,365)	$ -	$ -
Forward MBS sale derivatives						
Institutional counterparties	935	-	935	-	(297)	638
	$ 108,300	$ -	$ 108,300	$ (107,365)	$ (297)	$ 638

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset In the Statement of Condition	Net Amounts of Liabilities Presented in the Statement of Condition	Gross Amount Not Offset in the Statement of Condition: Financial Instruments	Gross Amount Not Offset in the Statement of Condition: Cash Collateral Pledged	Net Amount
Securities loaned						
Institutional counterparties	$ 74,913	$ -	$ 74,913	$ (74,913)	$ -	$ -
Forward MBS sale derivatives						
Institutional counterparties	30	-	30	-	(17)	13
	$ 74,943	$ -	$ 74,943	$ (74,913)	$ (17)	$ 13

10. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants and assumes that transactions upon which fair value measurements are based occur in the principal market for the asset or liability being measured. Fair value measurements exclude transactions costs and are not the result of forced transactions.

Accounting principles utilize a fair value hierarchy that classifies fair value measurements based upon the inputs used in valuing the assets or liabilities that are the subject of fair value measurements. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs, as indicated below:

Level 1 inputs	Unadjusted quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date.
Level 2 inputs	Observable inputs other than Level 1 prices. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived from or corroborated by market data, among others.
Level 3 inputs	Unobservable inputs that reflect an entity's own assumptions about the assumptions that market participants would use in pricing assets or liabilities. Level 3 inputs include pricing models and discounted cash flow techniques, among others.

Cash and Cash Equivalents
For cash and cash equivalents, the carrying value approximates fair value.

Marketable Securities and Securities Sold, not yet Purchased
The Company's marketable securities and securities sold, not yet purchased are reported at fair value using Level 2 inputs. The Company evaluates fair value measurements by considering observable data that may include prices from independent pricing services, dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, and the financial instruments' terms and conditions, among other factors.

Brokers, Dealers, and Clearing Organization Receivables and Payables
For brokers, dealers, and clearing organization receivables and payables, the carrying value approximates fair value due to their short-term nature.

Customer Receivables and Payables
For customer receivables and payables, the carrying value approximates fair value primarily due to their short-term nature.

Derivatives
Derivatives are reported at fair value using Level 2 inputs. The Company uses dealer quotes to value forward sale commitments for hedging purposes. The Company issues forward purchase commitments that it values based on the change in the fair value of the underlying mortgage loan from inception of the forward purchase commitment to the balance sheet date, and adjusted for projected loan closing rates. The fair value is measured from prices of comparable securities used to value forward sales commitments.

Drafts Payable
For drafts payable, the carrying value approximates fair value due to their short-term nature.

Short-term Bank Loans
The carrying value of short-term bank loans approximates fair value due to their short-term nature.

The fair value or estimated fair value of the Company's financial instruments as of December 31, 2013, are shown below:

(in thousands)	Carrying Value	Fair Value or Estimated Fair Value	Level 1	Level 2
Financial assets				
Cash and cash equivalents[1]	$ 3,778	$ 3,778	$ 3,778	$ -
Receivable from brokers, dealers, and clearing organizations[1]	252,639	252,639	-	252,639
Receivable from customers[1]	155,442	155,442	-	155,442
Marketable securities[2]	37,885	37,885	33	37,852
Derivatives[2]	935	935	-	935
Financial liabilities				
Drafts payable[1]	6,365	6,365	-	6,365
Short-term bank loans[1]	97,400	97,400	-	97,400
Payable to brokers, dealers, and clearing organizations[1]	129,678	129,678	-	129,678
Payable to customers[1]	104,578	104,578	-	104,578
Securities sold, not yet purchased[2]	46	46	-	46
Derivatives[2]	139	139	-	139

(1) This presents the carrying value and fair value hierarchy category of these financial assets or liabilities that are not measured at fair value on a recurring basis in the statement of financial condition as of December 31, 2013. Financial assets or liabilities presented approximate fair value.

(2) These financial assets or liabilities are measured at fair value on a recurring basis as of December 31, 2013.

There were no transfers between Level 1 and Level 2 for financial assets or liabilities measured at fair value on a recurring basis for the year ended December 31, 2013.

11. Furniture, Equipment, and Leaseholds

The cost and accumulated depreciation and amortization of furniture, equipment, and leaseholds at December 31, 2013, are summarized as follows:

(in thousands)

Furniture and equipment	$	6,182
Computer software		4,357
Leaseholds		1,858
		12,397
Less: Accumulated depreciation and amortization		(3,664)
	$	8,733

12. Goodwill and Intangible Assets

The acquisition of the Company on November 30, 2012 by Hilltop was recorded at estimated fair value on the acquisition date and the purchase price has been pushed down and recorded in the Company's statement of financial condition. The Company recorded goodwill, representing the excess of the consideration allocated to the Company above its net assets. The Company also recorded identifiable intangibles at estimated fair value. The largest component of intangible assets is customer relationships, which are amortized over 12 years on an accelerated basis. Trade name is amortized on a straight-line basis over ten years. The Company performs required annual impairment tests of its goodwill and other intangible assets as of October 1st, which did not indicate goodwill was impaired. Adverse market or economic events could result in impairment charges in future periods.

Other identifiable, definite-lived, intangible assets at December 31, 2013, were as follows:

(in thousands)		Gross Intangible Assets		Accumulated Amortization		Net Intangible Assets
Customer relationships	$	8,000	$	1,325	$	6,675
Trade name		1,500		162		1,338
	$	9,500	$	1,487	$	8,013

Future amortization for the fiscal years ended December 31 are as follows:

(in thousands)

2014	$	1,270
2015		1,167
2016		1,065
2017		962
2018		859
Thereafter		2,690
	$	8,013

13. Short-Term Bank Loans

The Company has credit arrangements with commercial banks for broker loan lines up to $255.0 million. These lines of credit are used primarily to finance securities owned, securities held for correspondent accounts, receivables in customers' margin accounts, and underwriting activities. These credit arrangements are provided on an "as offered" basis and are not committed lines of credit. These arrangements can be terminated at any time by the lender. Any outstanding balance under these credit arrangements is due on demand and bears interest at rates indexed to the federal funds rate (ranging from 1.0% to 1.25% at December 31, 2013). At December 31, 2013, the Company had $97.4 million of short-term bank loans outstanding under these arrangements, which were collateralized by securities of correspondents valued at approximately $108.9 million.

14. Income Taxes

The Company files a consolidated federal income tax return with Hilltop. Federal income taxes of the Company, as calculated on a separate return basis, are payable to Holdings and are included in payable to affiliates in the statement of financial condition. At December 31, 2013, the Company owed Holdings approximately $440,000 for federal and state income taxes due.

Temporary differences that give rise to the deferred tax liability, net at December 31, 2013, are as follows:

(in thousands)

Deferred tax assets		
Compensation and benefits	$	6,807
Allowance for losses		56
Other		709
Total deferred tax assets		7,572
Deferred tax liabilities		
Intangible assets		(2,804)
Depreciation of furniture, equipment, and leaseholds		(1,524)
Other		(378)
Total deferred tax liabilities		(4,706)
Deferred tax asset before valuation allowance for deferred tax assets, net		2,866
Valuation allowance for deferred tax assets		-
Deferred tax asset, net	$	2,866

The Company believes it is more-likely-than-not that the deferred tax assets will be realized and, as such, has not recorded a valuation allowance on the deferred tax assets. The majority of the deferred tax assets relate to production and performance pay deductible in 2014.

The Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before 2010.

15. Capital Requirements

Pursuant to the net capital requirements of Rule 15c3-1 of the Act, the Company has elected to determine its net capital requirements using the alternative method. Accordingly, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1, equal to the greater of $250,000 or 2% of aggregate debit balances, as defined in Rule 15c3-3. At December 31, 2013, the Company had net capital of $74.3 million; the minimum net capital requirement was $3.4 million; net capital maintained by the Company at December 31, 2013, was 43% of aggregate debits; and net capital in excess of the minimum requirement at December 31, 2013, was $70.8 million.

16. Related Parties

The Company had receivables from affiliates of $573,000 included in other assets as of December 31, 2013. The Company had payables to affiliates of $1,702,000 as of December 31, 2013. In June, 2013, Holdings contributed $18.0 million in capital which is included in additional paid-in capital. The Company may make or receive payments on behalf of affiliates, including Holdings, Plains or Hilltop, principally related to income taxes, financing, employee benefits, and other operating transactions.

Certain officers and directors hold customer accounts with the Company. At December 31, 2013, receivables from and payables to officers and directors are included in amounts receivable from and payable to customers and aggregated $241 and $16,000 respectively.

17. Commitments and Contingencies

Lease Commitments
Future minimum rental payments under noncancelable operating leases for office facilities for the fiscal years ended December 31 are as follows:

(in thousands)

2014	$ 3,690
2015	3,640
2016	3,435
2017	3,212
2018	3,150
Thereafter	20,106
	$ 37,233

Litigation
On or about November 2, 2012, the Company, along with thirteen other defendants, was named in a lawsuit pending in the state of Rhode Island Superior Court styled Rhode Island Economic Development Corporation v. Wells Fargo Securities, LLC, et al. The Company is included in connection with its role as financial advisor to the State of Rhode Island, specifically in connection with the Rhode Island Economic Development Corporation's issuance of $75 million in bonds to finance a loan to 38 Studios, LLC. The Company intends to defend itself vigorously in this action.

The Company is a defendant in various other legal matters arising in the normal course of business.

Management believes that the ultimate liability, if any, arising from these matters will not materially affect the Company's statement of financial condition.

18. Financial Instruments with Off-Statement of Financial Condition Risk

In the normal course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-statement of financial condition market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. These risks may be increased by volatile trading markets.

As part of its normal brokerage activities, the Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to off-statement of financial condition market risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions where necessary.

A portion of the Company's customer activity involves the sale of securities not yet purchased and the writing of option contracts. Such transactions may require the Company to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations.

In the ordinary course of business, the Company's clearing agreements contain certain elements that meet the accounting definition of a guarantee. The Company performs securities execution on behalf of its clients for whom it commits to settle with a clearinghouse or broker-dealer. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

The Company arranges secured financing by pledging Company and unpaid customer or correspondent securities for bank loans, repurchase agreements, and securities loaned and to satisfy margin deposits of clearing organizations. In the event the counterparty is unable to return such securities pledged, the Company may be exposed to the risk of acquiring the securities at prevailing market prices or holding collateral possessing a market value less than that of the related pledged securities. The Company seeks to control these risks by monitoring the market value of securities pledged and requiring adjustments of collateral levels where necessary.

In the normal course of business, the Company enters into when-issued underwriting and purchase commitments. Transactions related to such commitments, which were open at year-end and subsequently settled, had no material effect on the Company's statement of financial condition.

The Company participates in programs in which it issues forward purchase commitments of mortgage-backed securities to certain clients, the notional value of which is not recorded on the statement of financial condition. The Company mitigates the interest rate risk resulting from issuing the forward purchase commitments by selling TBAs in a face amount that approximates the notional amount of the forward purchase commitments.

The Company provides advisory, investment, and related services to a diverse group of domestic customers, including governments, corporations, and institutional and individual investors. The exposure to credit risk associated with the nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes. To reduce the potential for risk concentrations, counterparty credits are monitored in light of changing customer and market conditions. As of December 31, 2013, the Company did not have significant concentrations of credit risk with any one customer or counterparty, or any group of customers or counterparties.

19. Collateral

The Company receives collateral in connection with securities borrowed transactions and margin loans. Under many agreements, the Company is permitted to sell or repledge the securities held as collateral, use the securities to enter into securities-lending arrangements, or deliver to counterparties to cover short positions. At December 31, 2013, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was approximately $482.8 million, and the fair value of the collateral that had been sold or repledged was approximately $179.9 million.

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